UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _______ to ________

Commission file number 333-137857

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Unit Corporation Employees' Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Unit Corporation
7130 South Lewis, Suite 1000
Tulsa, Oklahoma 74136

Unit Corporation
Employees' Thrift Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	3

Notes to Financial Statements	4

Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2013	13

Signature	14

Exhibit Index	15

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

* Other schedules required by Section 2520.103-10 of the Department of Labor's (DOL) Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Unit Corporation Employees' Thrift Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Unit Corporation Employees' Thrift Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at the End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma
June 24, 2014

Unit Corporation
Employees' Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
ASSETS
Investments, at fair value:
Common stock of Unit Corporation	$29,079,823	$25,897,666
Mutual funds	51,473,608	39,011,000
Guaranteed investment contract	15,644,929	15,127,360
Total investments at fair value	96,198,360	80,036,026
Receivables:
Employer contributions	6,003,669	5,379,170
Employee contributions	228,286	188,625
Total receivables	6,231,955	5,567,795
Net assets available for benefits, at fair value	102,430,315	85,603,821
Adjustment from fair value to contract value for fully benefit-responsive investment contract	2,323,059	90,970
Net assets available for benefits	$104,753,374	$85,694,791

The accompanying notes are an integral part of the financial statements.

Unit Corporation
Employees' Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

2013
Investment income
Net appreciation in fair value of investments (Note 4)	$12,164,870
Dividend income	687,816
Interest income	361,102
Other income	226
Total investment income	13,214,014
Contributions
Employer	6,007,001
Employee	6,862,761
Rollovers	727,436
Total contributions	13,597,198
Deductions
Distributions	(7,747,387)
Administrative expenses	(5,242)
Total deductions	(7,752,629)

Net increase in assets available for benefits	19,058,583
Net assets available for benefits
Beginning of the year	85,694,791
End of the year	$104,753,374

The accompanying notes are an integral part of the financial statements.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2013 and 2012

1.    Description of Plan

The following description of the Unit Corporation Employees' Thrift Plan (the "Plan") provides only general information.  Participants should refer to the Plan for a more complete description of the Plan's provisions.

General and Eligibility

The Plan is a defined contribution plan covering all eligible employees of Unit Corporation and its subsidiaries (the “Company”), the Plan sponsor.  Principal Trust Company, an affiliate of Principal Financial Group (collectively “Principal”), serves as trustee and the record keeper for the Plan under a trust agreement dated January 1, 2006.   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by the Company’s Benefits Committee (the “Committee”) which, in turn, may delegate certain administrative functions to other committees and/or officers of the Company. The Committee has overall responsibility for the operations and administration of the Plan. The Committee is also the named fiduciary of the Plan for purposes of investment related matters.

The Plan allows participation on the first day of any month immediately upon the attainment of age 18 and completion of three months of service.

Contributions

The Plan allows participants to contribute up to 99% of their total monthly compensation (including overtime pay, bonuses and other extraordinary compensation), subject to certain limitations ($17,500 and $17,000 in 2013 and 2012, respectively).  Participants who are age 50 and above may also elect to make “catch-up” contributions, limited to $5,500 for both 2013 and 2012.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollovers”).

The Company may contribute to the Plan a specified percentage of participant contributions as determined by the Board of Directors. The Company's contribution may be in the form of cash or shares of the Company's common stock.  For each of 2013 and 2012, the Company's contribution equaled 117% of 6% of a participant’s compensation. The Company’s matching contributions of $6,007,001 and $5,388,018 for 2013 and 2012, respectively, were made in shares of the Company's common stock. The Company may also contribute an additional amount from its net profits and accumulated net profits as determined from time to time by the Board of Directors.  There were no such contributions in 2013 or 2012.  The allocation of this contribution is also at the discretion of the Board of Directors.

Participants' Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions, if any, and investment income (loss).

The administrative expenses included in the Statement of Changes in Net Assets Available for Benefits are charged to certain participants for member requested and specific services. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. As of December 31, 2013, the Plan offered 30 investment options for participants that include mutual funds, an insurance contract, and common stock in Unit Corporation.

Vesting

Participants are immediately vested in all contributions including employer contributions, plus actual earnings on those contributions.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2013 and 2012

Payment of Benefits

The normal retirement age under the terms of the Plan is age 62.  Participants may generally elect the form of payment from several options, including a lump sum payment, installment payments over a specified number of years not to exceed the participant's remaining life expectancy, or by transferring to another individual retirement plan, account or contract which is an eligible retirement plan under Section 402(c)(1)(B) of the Internal Revenue Code.

The participant's account balance is retained in the Plan until the participant requests a payment due to termination, death, disability or retirement.  At the Plan administrative committee's discretion and with the terminated participant's consent, payment of such vested benefits may be made at an earlier date.

Withdrawals

Participants may withdraw their salary reduction contributions only on termination of employment, attainment of age 59-1/2 or normal retirement age, or a limited hardship ruling which has been authorized by the Plan administrative committee.  The vested portion of Company contributions may be withdrawn only on termination of employment or attainment of age 59-1/2.

Participant Loans

Except for loans outstanding in plans that are merged into the Plan, the Plan does not provide for loans to participants. The final outstanding loan balance was paid off in 2012.

Investment Options

During 2013 and 2012, the Plan allowed participant contributions to be invested (at the election of the participants) into one or more of a number of available investment options.

The Unit Corporation common stock fund, consisting solely of Unit Corporation common stock, includes elective contributions from the participants as well as matching Company contributions made in Company common stock.  All Company matching contributions made in shares of Company common stock are initially directed into the Unit Corporation Common Stock Fund. Once the common stock has been allocated to a participant’s account, the participant may sell the common stock and allocate the proceeds to other investment options.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are presented on the accrual method of accounting.

Payment of Benefits

Distributions are recorded when paid to participants.

New Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.  The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update was effective for annual periods beginning after December 15, 2011 and was adopted by us on January 1, 2012.  The guidance did not have a significant impact on the Plan.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2013 and 2012

Investment Valuation and Income Recognition

Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent the net asset value (“NAV”) of shares held by the Plan at the reporting date. Unit Corporation common stock is presented at the market price. The guaranteed investment contract with Principal is presented at fair value and adjusted to contract value which is the aggregation of contributions, plus interest, less withdrawals, and administrative expenses, if any. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined by the Plan document.

Administrative Expenses

The Company bears the majority of costs of administering the Plan and those expenses are not reflected in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

3.	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participant account balances will be distributed to participants in accordance with the terms of the Plan.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2013 and 2012

4.	Investments

All investments are held by the Plan trustee on behalf of the Plan under a trust agreement. Investments representing 5% or more of the Plan’s net assets are as follows:

	Shares (#)	Value
December 31, 2013
Mutual funds
Principal Large Cap Growth I Inst Fund	406,664	$5,156,495
Neuberger & Berman Genesis Inst Fund	107,105	6,629,808
PIMCO Total Return Fund	555,246	5,935,578
Guaranteed investment contract at contract value- Principal Fixed Income 401(A)/(K)	1,082,268	17,967,988	*
Common stock of Unit Corporation	563,344	29,079,823

* Fair value is $15,644,929

December 31, 2012
Mutual funds
Principal Large Cap Growth I R5 Fund	439,225	$4,251,701
Neuberger & Berman Genesis Trust Fund	97,383	4,935,363
PIMCO Total Return Fund	618,185	6,948,398
Guaranteed investment contract at contract value- Principal Fixed Income 401(A)/(K)	937,727	15,218,330	**
Common stock of Unit Corporation	574,865	25,897,666

** Fair value is $15,127,360

During 2013, the Plan’s investments (including gains or losses on investments purchased and sold as well as held during the year) appreciated in value as follows:

2013
Mutual funds	$8,407,593
Common stock of Unit Corporation	3,757,277
Net appreciation in fair value of investments	$12,164,870

5.    Guaranteed Investment Contract

Effective January 1, 2006, the Plan entered into a benefit-responsive investment contract with Principal, the Principal Fixed Income Option 401(A)(K)("PFIO"). The PFIO is issued by Principal Life Insurance Company. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributed to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The plan invests in a single group annuity contract with a fixed rate of interest. The Statements of Net Assets Available for Benefits present the fair value of the investment in the annuity contract as well as the adjustment of the fully benefit-responsive investment in the annuity contract from fair value to contract value.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2013 and 2012

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the guaranteed investment contract at December 31, 2013 and 2012, was $15,644,929 and $15,127,360, respectively.

The methodology for calculating the interest crediting rate is defined in the contract under the term "Composite Crediting Rate." The composite crediting rate is determined by solving for the rate that, when used to accrue interest from the first day of such deposit period to the end of such deposit period, including expected net cash flows, will result in a value equal to the sum of (a), (b), and (c) below, rounded to the nearest five basis points:

(a) The aggregate of the values of each guaranteed interest fund for which the deposit period have closed. This value will be determined by accumulating the value immediately prior to the first day of the deposit period for which the composite crediting rate is determined, with interest at the effective annual guaranteed interest rate for each such guaranteed interest fund for the deposit period.

(b)
The expected value of any guaranteed interest fund for which the deposit period has not closed. This value will be determined based on expected net cash flow accumulated with interest at the effective annual guaranteed interest rate for the guaranteed interest fund for the deposit period.

(c)
The expected value of any guaranteed interest fund for the deposit period the composite crediting rate is being determined. This value will be determined based on expected net cash flow accumulated with interest at the effective annual guaranteed interest rate for the guaranteed interest fund for the deposit period.

The crediting interest rates are reset every January 1 and July 1 as determined by Principal. There was no minimum crediting rate. Changes in future interest crediting rates will not affect the amount reported on the Statements of Net Assets Available for Benefits representing the adjustment for the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value.

The PFIO is a single group annuity contract with a fixed rate of interest. It is not a portfolio of contracts whose yields are based on changes in fair value of underlying assets as would be found in a stable value fund. As a result, the average yield earned by the Plan is the yield earned (i.e. interested credited) on the group annuity contract. The interest rate history for the contract is as follows:

Time Period	Rate 2013	Rate 2012
July 1 - December 31	2.25%	2.35%
January 1 - June 30	2.35%	2.50%

By definition, the PFIO group annuity contract is an insurance contract. As a result, the Plan may transact according to the terms defined in the contract at any time. Deposits received prior to 3:00 P.M. Central Time on a business day are accepted and credited to the relevant guaranteed interest fund. Interest is credited to the guaranteed interest fund on a daily basis from the date deposits are accepted until paid, transferred, or applied in full. Fees may be paid in one of the following three ways:

•By being netted from the effective annual interest rate;
•By being paid separately by the Plan sponsors; or
•By being deducted from the guaranteed interest fund.

Benefit payments and transfers are deducted from the value of the guaranteed interest fund, to the extent that the composite value is sufficient to make such payments. Payments and transfers are made in full within three business days after the date payment or transfer has been requested. In the event that market conditions are such that it is determined that they will not allow for the orderly transfer or sale of financial instruments, up to an additional 30 days may be required to make such payments or transfers.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) termination of the Plan's interest, if the Plan Sponsor wishes to terminate the Plan's interest, the value of the Plan's interest will be paid out twelve months after the record keeper receives notification. In lieu of the twelve month delay, the record keeper may request immediate payment of the amounts requested subject to a 5% surrender

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2013 and 2012

fee and (2) termination of the contract, the Plan's contract shall be terminated on the date when both no current deposit arrangements have been made between the record keeper and the Plan sponsor and there are no guaranteed interest funds with a value greater than zero. The plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

There are no circumstances that would allow Principal to terminate the contract and settle at a value other than the contract value.

6.    Income Tax Status

A favorable determination affirming the continuation of qualification of the Plan under Section 401 of the Internal Revenue Code and the tax exempt status of the Trust under Section 501 from the Internal Revenue Service was received on March 29, 2010. In 2011, the plan was amended; however, the changes were not significant and do not impact the compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the DOL.  The plan administrator has analyzed the tax positions by the plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7.	Risks and Uncertainties

The Plan provides for various investment options in any combination of stock, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will continue to occur and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

8.	Related Party Transactions

Certain Plan investments are mutual funds and the investment contract managed by Principal.  Principal is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.  Participant loans are also considered party-in-interest transactions.  There were no fees paid by the Plan for the investment management services for the years ended December 31, 2013 and 2012.

Additionally, certain Plan investments are shares of Unit Corporation common stock.  These transactions represent investments in the Company and, therefore, qualify as party-in-interest transactions.  The fair value of this investment totaled $29,079,823 and $25,897,666 at December 31, 2013 and 2012, respectively.  Purchases and sales of Company common stock totaled $10,061,540 and $10,636,659 in 2013, respectively, and totaled $11,027,640 and $9,896,020 in 2012, respectively. The market price for Unit Corporation common stock as of December 31, 2013 and 2012 was $51.62 and $45.05, respectively. The closing market price as of June 20, 2014 was $68.03.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2013 and 2012

9.	Fair Value Measurements

ASC 820 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).  The three levels of the fair value hierarchy under ASC 820 are described below.

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Company stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Guaranteed investment contract: Valued at the present value of the principal balance in interest cash flows utilizing the risk free rate of return for the remaining term of the investment contract. Because the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only. In determining the reasonableness of the methodology, the Benefit Committee evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Certain unobservable inputs are assessed through review of contract terms while others are substantiated utilizing available market.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2013 and 2012

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Level 1	Level 3	Total
Mutual funds:
Small/mid U.S. equity	$16,270,707	$—	$16,270,707
Large U.S. equity	9,556,643	—	9,556,643
International equity	3,556,873	—	3,556,873
Balanced	15,295,142	—	15,295,142
Fixed income	6,794,243	—	6,794,243
Total mutual funds	51,473,608	—	51,473,608
Common stock of Unit Corporation	29,079,823	—	29,079,823
Guaranteed investment contract	—	15,644,929	15,644,929
	$80,553,431	$15,644,929	$96,198,360

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Level 1	Level 3	Total
Mutual funds:
Small/mid U.S. equity	$10,961,984	$—	$10,961,984
Large U.S. equity	7,329,709	—	7,329,709
International equity	2,308,709	—	2,308,709
Balanced	10,410,224	—	10,410,224
Fixed income	8,000,374	—	8,000,374
Total mutual funds	39,011,000	—	39,011,000
Common stock of Unit Corporation	25,897,666	—	25,897,666
Guaranteed investment contract	—	15,127,360	15,127,360
	$64,908,666	$15,127,360	$80,036,026

There were no transfers between different levels of the fair value hierarchy for the years ended December 31, 2013 and 2012.

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the investment contract at year ended December 31, 2013 and 2012:

	Level 3 Assets
	Guaranteed Investment Contract Year Ended December 31,
	2013	2012
Balance, beginning of year	$15,127,360	$14,862,668
Realized gains (losses)	—	—
Unrealized gains (losses) related to instruments still held at the reporting date (1)	(2,232,089)	(602,076)
Interest	361,102	341,881
Purchases	8,489,719	6,840,153
Settlements	(6,101,163)	(6,315,266)
Balance, end of year	$15,644,929	$15,127,360

(1) Unrealized gains (losses) from the guaranteed investment contract are not included in the Statement of Changes in Net Assets Available for Benefits as the contract is recorded at contract value for the purposes of the net assets available for benefits.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2013 and 2012

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table includes quantitative information about significant unobservable inputs used to derive the fair value of the Level 3 asset:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range
Single annuity contract	$15,644,929	Discounted Cash Flow(1)	Composite Interest Rate	2.05 - 2.25%

(1)
Fair value is the present value of the expected principal balance and interest cash flows over the remaining term of the investment contract through December 31, 2023, discounted at the risk free rate of return for this period.

10.	Concentration of Investments

As of December 31, 2013 and 2012, the Plan held $29,079,823 and $25,897,666, respectively, of Company common stock, which was approximately 30% and 32%, respectively, of total investments. Therefore, net assets available for benefits are particularly sensitive to changes in the value of Company common stock.

Unit Corporation
Employees' Thrift Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Current Value

	American Funds Service Company	American Funds EuroPacific Grth R6 Fund	$—	$248,980
	American Funds Service Company	American Funds New Perspective R6 Fund	—	218,310
	Columbia Funds	Columbia Dividend Opportunity Z Fund	—	1,863,050
	Dodge and Cox Funds	Dodge & Cox International Stock Fund	—	2,723,937
	Dreyfus Service Corporation	Dreyfus Bond Market Index Basic Fund	—	858,665
	Goldman Sachs Asset Management	Goldman Sachs Small Cap Value Inst Fund	—	1,396,224
	Janus International Holding, LLC	Janus Enterprise I Fund	—	756,235
	Neuberger Berman Management	Neuberger Berman Genesis Inst Fund	—	6,629,808
	Oppenheimerfund, Inc	Oppenheimer International Growth Y Fund	—	365,646
	PIMCO Funds	PIMCO Total Return Inst Fund	—	5,935,578
*	Principal Funds Inc	Principal Large Cap Growth I Inst Fund	—	5,156,495
*	Principal Funds Inc	Principal Large Cap S&P 500 Index Inst Fund	—	2,537,098
*	Principal Funds Inc	Principal Mid Cap S&P 400 Index Inst Fund	—	1,608,131
*	Principal Funds Inc	Principal Mid Cap Value I Inst Fund	—	1,998,658
*	Principal Funds Inc	Principal Small Cap S&P 600 Index Inst Fund	—	2,448,785
	Jennison Dryden	Prudential Jennison Small Company Z Fund	—	1,432,866
	Vanguard Group	Vanguard Target Retirement Inc Inv Fund	—	356,269
	Vanguard Group	Vanguard Target Retirement 2010 Inv Fund	—	906,079
	Vanguard Group	Vanguard Target Retirement 2015 Inv Fund	—	2,771,528
	Vanguard Group	Vanguard Target Retirement 2020 Inv Fund	—	2,656,580
	Vanguard Group	Vanguard Target Retirement 2025 Inv Fund	—	1,474,914
	Vanguard Group	Vanguard Target Retirement 2030 Inv Fund	—	1,667,279
	Vanguard Group	Vanguard Target Retirement 2035 Inv Fund	—	802,115
	Vanguard Group	Vanguard Target Retirement 2040 Inv Fund	—	2,054,114
	Vanguard Group	Vanguard Target Retirement 2045 Inv Fund	—	1,177,764
	Vanguard Group	Vanguard Target Retirement 2050 Inv Fund	—	1,166,049
	Vanguard Group	Vanguard Target Retirement 2055 Inv Fund	—	195,806
	Vanguard Group	Vanguard Target Retirement 2060 Inv Fund	—	66,645
*	Principal Life Insurance Company	Principal Fixed Income 401(a)/(k)	—	17,967,988
		Guaranteed Investment Contract
*	Unit Corporation	Common Stock, $0.20 par value	—	29,079,823
	Total			$98,521,419
* Represents investments which qualify as party-in-interest as described in Note 8.

Column (d) cost information is not applicable for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIT CORPORATION EMPLOYEES' THRIFT PLAN

Unit Corporation as Administrator of the Plan

By:  /s/ Mark E. Schell                                                                                               Date: June 24, 2014
Mark E. Schell
Senior Vice President,
General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm